NEWS RELEASE

TSX Venture Exchange Symbol: SNV	June 1st, 2005

FULL SCALE PCB SONOPROCESSTM SOIL REMEDIATION RESULTS
PRESENTED AT SONIC ANNUAL GENERAL MEETING

Vancouver, CANADA—Adam Sumel, President and CEO of Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that the Company has completed all of the basic safety and functionality commissioning and testing of their full scale, mobile, PCB SonoprocessTM plant for the treatment of contaminated soils at the Juker Holdings site in Delta, British Columbia. This included full load commercial operation of the plant in which soil was treated successfully, reducing a 910 ppm (parts per million) concentration of PCB (polychlorinated biphenyl) to less than 0.2 ppm. These results are well under the requirements for delisting PCB contaminated soils.

Mr. Sumel commented at the Sonic Annual General Meeting held today in Vancouver, “These results completely justify the cautious approach we have taken to commissioning this first plant and in developing our first application. We are now into the operational and optimization phase with the PCB SonoprocessTM full scale mobile plant. We will continue to assess any maintainability and reliability issues which may arise, as we go.”

At the meeting, the Company also confirmed that interest in the PCB Sonoprocess is building rapidly with inquiries from across North America. The Company is also working on possible joint ventures in Europe and Japan which they hope will be concluded in the current fiscal year.

Chairman David Coe also briefly addressed shareholders and commented that “Our full scale PCB SonoprocessTM plant marks the beginning of a new phase for Sonic where we can begin to explore ways of accelerating our operational growth in the environmental sector. I look forward to playing a pivotal role in this by applying my many years of operational experience”.

Shareholders also learned that the Company’s vision to be the SonoprocessTM leader is starting to gather momentum with plans for other SonoprocessTM applications using their proprietary sonic generator technology. The Company has already explored the re-carbonation of bed ash from fluidized bed combustion power generation systems and will use this as a possible entry into the rapidly growing carbon and climate control sectors. As resources permit, the Company has also identified opportunities for further SonoprocessTM applications in the products-from-waste, environmental and the energy sectors.

Sonic Environmental Solutions Inc.
           The SonoprocessTM Company

“Adam R. Sumel”
President & CEO

For further information contact info@sesi.ca or visit our website at www.sonicenvironmental.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.